Exhibit 99.a

FOR IMMEDIATE RELEASE		January 31, 2003
Contact:	Investor Relations Albert W. Atallah Phone: (858) 668-1808 ext.206 e-mail: info@thunderbirdgaming.com

Operations Update

International Thunderbird Gaming Corporation (TSE - INB) announces the following update:

Operations: The Company’s unaudited fourth quarter revenues of US$5.3 million exceeded management’s expectations.

The expansion at the El Panama Hotel Casino contributed to a record month of revenue during December 2002 as the combined Panama operation accounted for approximately $3.2 million of revenue. The addition of 100 video gaming and slot machines and 35 table positions at the El Panama Hotel attracted a significant number of new players.

In Guatemala, the company experienced a record month of revenue during December as well. The arbitration proceeding in Guatemala has not concluded although the arbitrator issued a tentative award to the Company of $250,000. The Company is awaiting a re-determination of the award based upon errors in calculating the award. More important to the Company are the continued negotiations with ILAC concerning a contract extension. Business terms and expansion of machines have been agreed upon and the Company is confident that it will continue its operation in Guatemala for the long term.

Most businesses in Venezuela are unable to operate in the past two months yet the Fiesta Casino in Puerto Ordaz, Venezuela continues to meet its debt service and monthly operational expenses. The Company is optimistic about the future of the gaming market in spite of major political and civil unrest which will eventually be resolved.

The Company continues to pursue the NAFTA claim but the Mexican government continues to delay the process by its refusal to respect the NAFTA rules. The Company has selected its arbitrator and requested that the International Centre for the Settlement of Investment Disputes step in to make the final two appointments and empanel the arbitrators to allow the case to move forward.

Nicaragua Merger: The Company entered into an agreement with Hopewell Ltd. to merge its Fiesta Casino operation with Hopewell’s Pharaoh’s Casino. The merger is subject to Nicaragua government approval. Once the merger is approved, Thunderbird will own 21% of the merged entity. This combined operation will improve the Company’s overall EBITDA and cash flow. Pharaoh’s has captured a significant market share in Managua and its operations staff will add a great deal of depth to our operations. Economies of scale through a joint marketing and administrative effort will reduce the combined operations’ overhead and will result in greater profitability and cash flow. There are expansion possibilities in Managua, which will result in the merged entity capturing a greater market share. The Company is looking forward to improving the Fiesta Casino through renovations and adding new gaming machines. Owning a 21% share of the two dominant properties in Managua is a major step forward for Thunderbird.

Working Capital Deficiency: The Company continues to make significant strides in reducing its working capital deficiency. The Company anticipates reflecting in its 2002 audited financials a marked improvement in this area over its December 2001 audited financials. We accomplished this progress by paying down debt and successfully extending the terms of certain other debt to long term.

Trading: The Company is awaiting a determination for listing on the OTCBB and intends to qualify with a new exchange, the "BBXchange" once the OTCBB is phased out. The Company continues to seek market makers with the goal of resuming trading on the OTCBB within 60 days.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com. The Company moved its corporate offices to a new location just north of San Diego, California.

On behalf of the Board of Directors,

Jack R. Mitchell

President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.